UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File No. 0-53646

Eagleford Energy Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

TABLE OF CONTENTS

1.             Eagleford Energy Inc. Unaudited Interim Condensed Consolidated Financial Statements for the Three and Nine Months Ended May 31, 2014 as filed on Sedar on July 30, 2014.

2.             Eagleford Energy Inc. Management’s Discussion and Analysis for the Three and Nine Months Ended May 31, 2014 as filed on Sedar on July30, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 30, 2014	EAGLEFORD ENERGY INC.

By: /s/ James Cassina
Name:	James Cassina
Title:	President

Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2014

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Condensed Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited interim condensed consolidated financial statements of Eagleford Energy Inc. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited	May 31, 2014	August 31, 2013

Assets
Current assets
Cash	$206,796	$196,837
Trade and other receivables	53,584	27,786
Prepaid expenses and deposits (Note 6)	-	158,295
Total current assets	260,380	382,918
Non-current assets
Exploration and evaluation assets (Note 6)	3,903,068	6,535,278
Total non-current assets	3,903,068	6,535,278

Total Assets	$4,163,448	$6,918,196

Liabilities and Shareholders' Deficiency
Current liabilities
Trade and other payables	$1,075,425	$1,379,581
Secured note payable (Note 10)	1,043,232	1,013,088
Shareholders' loans (Note 9)	1,938,188	2,108,205
Provisions (Note 7)	-	178,553
Deferred revenue (Note 6)	108,670	-
Derivative warrant liabilities (Note 11)	1,174,578	688,803
Total current liabilities	5,340,093	5,368,230
Non-current liabilities
Derivative warrant liabilities (Note 11)	861,126	1,288,080
Provisions (Note 7)	46,785	119,742
Total non-current liabilities	907,911	1,407,822

Total liabilities	6,248,004	6,776,052

Shareholders' deficiency
Share capital (Note 8 (a))	7,356,755	7,050,350
Share purchase warrants (Note 8 (b))	1,169,889	1,422,526
Share purchase options (Note 8 (d))	170,972	170,972
Contributed surplus (Note 8 (e))	680,599	506,200
Foreign currency translation reserve	6,463	204,657
Exploration and evaluation asset reserve	3,046,802	-
Accumulated deficit	(14,516,036)	(9,212,561)
Total shareholders' deficiency	(2,084,556)	142,144

Total Liabilities and Shareholders' Deficiency	$4,163,448	$6,918,196
Going Concern (Note 1)
Related Party Transactions and Balances (Note 9)
Committments and Contingencies (Note 14)
Discontinued Operations (Note 16)

The accompanying notes are an integral part of these consolidated financial statements

1

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2014	2013	2014	2013

Revenue
Natural gas sales, net of royalties	$22,116	$10,206	$45,473	$29,891

Expenses
Operating costs	4,406	1,961	10,295	7,761
Depletion and accretion	284	3,231	628	10,366
General and administrative	57,552	75,976	184,108	316,131
Interest expense	18,782	20,555	58,397	61,371
(Gain) loss on derivative warrant liabilities (Note 11)	(38,964)	10,288	58,821	89,666
(Gain) loss on foreign exchange	(63,810)	8,656	99,614	134,378
Marketing and public relations	(14,250)	6,250	(14,250)	12,678
	(36,000)	126,917	397,613	632,351

Net income (loss) from continuing operations	58,116	(116,711)	(352,140)	(602,460)
Net income (loss) from discontinued operations (Note 16)	(4,847,831)	191	(4,951,335)	(105,664)
Net loss for the period	(4,789,715)	(116,520)	(5,303,475)	(708,124)

Other comprehensive income (loss)
Foreign currency translation
Continuing operations	(2,403)	-	5,571	-
Discontinued operations	(5,531)	25,973	98,118	216,093
	(7,934)	25,973	103,690	216,093
Revaluation of exploration and evaluation assets	3,046,802	-	3,046,802	-
Total other comprehensive income	3,038,868	25,973	3,150,492	216,093

Total comprehensive loss	$(1,750,847)	$(90,547)	$(2,152,983)	$(492,031)

Income (loss) per share, basic and diluted
Continuing operations	$0.000	$(0.001)	$(0.003)	$(0.006)
Discontinued operations	$(0.038)	$0.000	$(0.040)	$(0.001)
Total loss per share, basic and diluted	$(0.037)	$(0.001)	$(0.042)	$(0.007)

Weighted average shares outstanding, basic and diluted (Note 8 (c))	129,139,067	98,957,457	124,865,988	98,759,673

*Reflects the March 16, 2012 two-for-one stock split

The accompanying notes are an integral part of these consolidated financial statements

2

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

Unaudited

	SHARE CAPITAL Number of Shares*	SHARE CAPITAL	SHARE PURCHASE WARRANTS	SHARE PURCHASE OPTIONS	CONTRI- BUTED SURPLUS	FOREIGN CURRENCY TRANS- LATION RESERVE	REVALUATION EXPLORATION AND EVALUATION ASSETS RESERVE	DEFICIT	TOTAL SHARE- HOLDERS' EQUITY
		$	$	$	$	$	$	$	$
Balance, August 31, 2012	96,707,667	5,906,633	1,422,526	170,972	506,200	(109,463)	-	(4,946,515)	2,950,353
Private placement of units	2,249,790	197,214	-	-	-	-	-	-	197,214
Foreign currency translation
-discontinued operations	-	-	-	-	-	216,093	-	-	216,093
Loss for the period, continuing operations	-	-	-	-	-	-	-	(602,460)	(602,460)
Loss for the period, discontinued operations	-	-	-	-	-	-	-	(105,664)	(105,664)
Balance, May 31, 2013	98,957,457	6,103,847	1,422,526	170,972	506,200	106,630	-	(5,654,639)	2,655,536
Issuance of shares as debt settlement	23,662,569	946,503	-	-	-	-		-	946,503
Foreign currency translation
-continuing operations	-	-	-	-	-	892	-	-	892
-discontinued operations	-	-	-	-	-	97,135	-	-	97,135
Loss for the period, continuing operations	-	-	-	-	-	-	-	(726,487)	(726,487)
Loss for the period, discontinued operations	-	-	-	-	-	-	-	(2,831,435)	(2,831,435)
Balance, August 31, 2013	122,620,026	7,050,350	1,422,526	170,972	506,200	204,657	-	(9,212,561)	142,144
Foreign currency translation
-continuing operations	-	-	-	-	-	5,571	-	-	5,571
-discontinued operations	-	-	-	-	-	98,118	-	-	98,118
Loss for the period, continuing operations	-	-	-	-	-	-	-	(352,140)	(352,140)
Loss for the period, discontinued operations	-	-	-	-	-	-	-	(4,951,335)	(4,951,335)
Revaluation of exploration and evaluation assets	-	-	-	-	-	-	3,046,802	-	3,046,802
Warrants exercised	6,519,043	306,405	(78,238)	-	-	-	-	-	228,167
Warrants expired	-	-	(174,399)	-	174,399	-	-	-	-
Deconsolidation of Dyami Energy LLC	-	-	-	-	-	(301,883)	-	-	(301,883)
Balance, May 31, 2014	129,139,069	7,356,755	1,169,889	170,972	680,599	6,463	3,046,802	(14,516,036)	(2,084,556)

*Reflects the March 16, 2012 two-for-one stock split
See Note 15 for explantion relating to comparitive figures

The accompanying notes are an integral part of these consolidated financial statements

3

Interim Condensed Consolidated Statements of Cash Flows
For the Nine Months Ended May 31,
(Expressed in Canadian Dollars)
Unaudited	2014	2013

Cash provided by (used in)
Operating activities
Net loss for the period from continuing operations	$(352,140)	$(602,460)
Items not involving cash:
Depletion and accretion	628	10,366
Unrealized loss on derivative warrant liabilities	58,821	89,666
Net changes in non-cash working capital (Note 13)	386,282	358,024
Net cash provided by (used in) continuing operations	93,591	(144,404)
Net cash provided by discontinued operations	2,632	33,979
Total net cash provided by (used in) operating activities	96,223	(110,425)

Investing activities
Additions to exploration and evaluation assets	(352,337)	(190,254)
Disposal of exploration and evaluation assets	162,350	-
Net cash used in investing activities continuing operations	(189,987)	(190,254)
Net cash used in investing activities discontinued operations	(3,544)	(159,785)
Total net cash used in investing activities	(193,531)	(350,039)

Financing activities
Private placement of units, net of share issue costs	-	405,650
Secured note payable, net	30,144	45,696
Shareholders' loans, net	53,776	89,666
Total net cash provided by financing activities continuing operations	83,920	541,012

Increase (decrease) in cash for the period	(13,388)	80,548
Effect of exchange rate changes on cash	23,347	(21,890)
Cash, beginning of period	196,837	330,003
Cash, end of period	$206,796	$388,661

Supplemental Cash Flow Information and Non Cash Transactions (Note 13)

The accompanying notes are an integral part of these consolidated financial statements

4

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

1.	Nature of Business and Going Concern

Eagleford Energy Inc. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At May 31, 2014, the Company had a working capital deficiency of $5,079,713 (August 31, 2013: $4,985,312) and an accumulated deficit of $14,516,036 (August 31, 2013: $9,212,561). The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy LLC (“Dyami Energy”). The Company has solicited lenders and investors in an effort to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts these efforts were unsuccessful and the Company determined that it could no longer fund the operations of Dyami Energy and accordingly Dyami Energy was dissolved effective April 3, 2014. As a result, the Company has concluded that it ceased to have the ability to exert control over, and has effectively disposed of Dyami as of April 3, 2014. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date of the loss of control, and presented as discontinued operations on the Condensed Consolidated Statements of Operations and Comprehensive Loss and the Condensed Consolidated Statements of Cash Flow (see Note 16).

During the nine months ended May 31, 2014 the Company entered into Joint Development Agreements on the Matthews Lease and received cash of $271,020, and the payment of certain obligations under the Matthews Lease. During the nine months ended May 31, 2014 the Company issued 6,519,043 common shares upon the exercise of 6,519,043 purchase warrants at $0.04 for settlement of cash advances of $228,167. During the year ended August 31, 2013 the Company extinguished $544,239 of debt through the issuance of share capital and raised net proceeds of $405,650 through the issuance of share capital. Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Basis of Preparation

Statement of Compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements of the Company were approved by the Board of Directors on July 28, 2014.

Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) which is incorporated in the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook-Accounting.

5

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The accounting policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS effective for the period ended May 31, 2014, as issued and outstanding as of the date the Board of Directors approved the unaudited interim condensed consolidated financial statements.

Principles of Consolidation

Subsidiaries are all entities (including special purpose entities) controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013. All Intercompany balances and transactions have been eliminated on consolidation. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy. Dyami Energy was dissolved effective April 3, 2014. As a result, the Company concluded that it ceased to have the ability to exert control over, and has effectively disposed of Dyami Energy as of April 3, 2014. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date of the loss of control, and presented as discontinued operations on the Condensed Consolidated Statements of Operations and Comprehensive Loss and the Condensed Consolidated Statements of Cash Flows (see Note 16)

3.	Significant Accounting Policies

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2013, as modified by the revaluation of exploration and evaluation assets at fair value.

During the quarter ended May 31, 2014, the Company changed its method of accounting for’ Exploration and Evaluation Assets’. As of May 31, 2014, Exploration and Evaluation Assets are stated at revalued amounts as against costs in the prior periods. The revaluation surplus of $3,046,802 arising as a result of revaluation of this class of assets is recognized in other comprehensive income and credited to the 'revaluation reserve' in equity. To the extent that any revaluation decrease or impairment loss has previously been recognized in profit or loss, a revaluation increase is credited to profit or loss with the remaining part of the increase recognized in other comprehensive income. Downward revaluations of Exploration and Evaluation Assets are recognized upon appraisal or impairment testing, with the decrease being charged to other comprehensive income to the extent of any revaluation surplus in equity relating to this asset and any remaining decrease recognized in profit or loss. Any revaluation surplus remaining in equity on disposal of the asset is transferred to retained earnings. The amounts recognized in other comprehensive income relate to revaluation of Exploration and Evaluation Assets and exchange differences on translating foreign operations.

These unaudited interim condensed consolidated financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended August 31, 2013.

4 (a)	Recent Adopted Accounting Standards

IFRS 10, “Consolidated Financial Statements” replaces the consolidation requirements of SIC-12 Consolidation Special Purpose Entities and IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

6

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

IFRS 11 “Joint Arrangements” which replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements” was amended by the IASB in order to align the presentation of items in comprehensive income with US GAAP. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 27 “Separate Financial Statements”. In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10 “Consolidated Financial Statements”. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 “Financial Instruments”. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 28 “Investments in Associates and Joint Ventures”. In May 2011, the IASB amended IAS 28, investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the re measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 7, “Financial Instruments”: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the statement of financial position and financial instruments subject to master netting agreements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the exiting requirements for offsetting financial instruments in the statement of financial position. The amendments to IAS 32 are effective as of January 1, 2014. Adoption of this standard did not have a significant impact on its consolidated financial statements.

4 (b)	Recent Issued Accounting Pronouncements

The following are new IFRS pronouncements that have been issued, although not yet effective and have not been early adopted, and may have an impact on the Company in the future as discussed below.

7

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

IAS 32 “Financial Instruments: Presentation”. In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

IAS 36 “Impairment of Assets”. In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of the impaired assets if that amount is based on fair value less costs of disposal. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 39 “Financial Instruments: Recognition and Measurement”. In June 2013, the IASB issued a narrow scope amendment to IAS 39. Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided that certain criteria are met. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRAC 21 “levies”. Issued in May 2013, this interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9 “Financial Instruments”. In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

	Three Months Ended			Nine Months Ended
May 31, 2014	Canada	United States	Total	Canada	United States	Total
Net revenue, continuing operations	$22,116	-	$22,116	$45,473	-	$43,473
Net income (loss), continuing operations	$58,460	$(344)	$58,116	$(351,475)	$(665)	$(352,140)
Net loss, discontinued operations	-	(4,847,831)	(4,847,831)	-	(4,951,335)	(4,951,335)
Net loss	$58,460	$(4,848,175)	$(4,789,715)	$(351,475)	(4,952,000)	$(5,303,475)

	Three Months Ended			Nine Months Ended
May 31, 2013	Canada	United States	Total	Canada	United States	Total
Net revenue, continuing operations	$10,206	-	$10,206	$29,891	-	$29,891
Net loss, continuing operations	$(116,711)	-	$(116,711)	$(602,460)	-	$(602,460)
Net loss, discontinued operations	-	$191	$191	-	$(105,664)	(105,664)
Net loss	$(116,711)	$191	$(116,520)	$(602,460)	$(105,664)	$(708,124)

As at May 31, 2014	Canada	United States	Total
Total assets	$917,472	3,246,016	$4,163,488
Total liabilities	$6,105,023	142,981	6,248,004

As at August 31, 2013	Canada	United States	Total
Total assets	$3,914,928	3,003,268	$6,918,196
Total liabilities	$6,029,577	746,475	$6,776,052

8

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

6.	Exploration and Evaluation Assets

Cost
Balance August 31, 2012	$8,475,487
Additions	404,818
Change in decommissioning obligation estimates	(9,268)
Impairment	(2,690,568)
Foreign exchange	354,809
Balance August 31, 2013	$6,535,278
Additions	352,337
Change in decommissioning obligation estimates	6,067
Disposal on Matthews Lease JDA	(162,350)
Disposal of decommissioning obligations, Matthews Lease JDA	(26,426)
De-consolidation of Dyami Energy (see Note 16)	(5,941,792)
Revaluation of Matthews Lease, Texas	3,046,802
Foreign exchange	93,152
Balance May 31, 2014	$3,903,068

The Company’s exploration and evaluation assets are located in Texas, USA. As at May 31, 2014 no impairment was recorded (year ended August 31, 2013 the Company recorded an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell). Included in the above additions for the nine months ended May 31, 2014 the Company capitalized borrowing costs interest of $181,401 to exploration and evaluation assets (year ended August 31, 2013: $240,092).

Effective April 3, 2014 Dyami Energy was dissolved. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date of the loss of control, and presented as discontinued operations on the Condensed Consolidated Statements of Operations and Comprehensive Loss and the Condensed Consolidated Statements of Cash Flows (see Note 16).

Matthews Lease, Zavala County, Texas, USA

During the year ended August 31, 2013, the Company entered into an agreement with the lessors of the Matthews Property, OGR Energy Corporation (“OGR Energy”) and Texas Onshore Energy, Inc. (“Texas Onshore”). A new lease was negotiated and signed with the Company’s subsidiary, Zavala Inc. effective September 1, 2013 (the “New Matthews Lease”).

The New Matthews Lease has a primary term expiring January 31, 2014 (subject to certain extensions) (the “Primary Term”) and can be maintained through the provision of certain guaranteed minimum royalty payments and a continuous drilling program as follows:

A)	On August 28, 2013, the Company has agreed to a minimum annual royalty of $323.30 per acre retained on the Matthews Property to the Lessors with advances payable as follows:

(1) US$150,000 upon execution of the Lease (paid); and

(2) US$150,000 by the earliest of the following to occur:

(a) on or before 95 days from the Effective Date of the Lease (paid); or

(b) immediately prior to commencing a new operation under the terms of the Lease.

B)	US$60,000 to Lessors upon commencement of the first new operation (paid).
C)	The Company has two (2) separate options to extend the Primary Term of the Matthews Lease. If the Company elects to extend the Primary Term of the Matthews Lease through February 28, 2014 (the “First Extension”) the Company shall provide written notice and tender an additional pre-payment of royalties to Lessors in the amount of US$30,000 on or before January 26, 2013 (paid). If, after the First Extension has been exercised by the Company, and the Company elects to extend the Primary Term of the Matthews Lease through March 31, 2014 (the “Second Extension”), the Company shall provide written notice and tender an additional pre-payment of royalties to Lessors in the amount of US$30,000 on or before February 23, 2014.
D)	Prior to the expiration of the Primary Term, the Company shall perform a new operation satisfied by either drilling a new well to a targeted depth deemed capable of production or the hydraulic fracturing of the existing Matthews #1H well (the “New Operation”) (completed).
E)	Beginning in the second lease year and continuing thereafter for each succeeding lease year drill at least 2 wells per year before the expiration of each lease year.

9

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

Upon the Company satisfying the New Operation, OGR Corporation and Texas Onshore assigned their working interests to Zavala Inc. and Zavala Inc’s interest will increase to a 100% working interest in the Matthews Property. The royalties payable under the Matthews Lease are 25%.

On December 3, 2013, (as amended January 14, 2014) the Company entered into an agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) to develop the Matthews Lease in Zavala County, Texas (the “Joint Development Agreement”). Under the terms of the Joint Development Agreement (“JDA”), upon the payment of the consideration described in 1, 2 and 3 below Stratex will earn and the Company will assign a 50% working interest in the 2,629 acre Matthews Lease and upon commencing number 4 below Stratex will earn and the Company will convey a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1 well.

1)     delivering US$150,000 to the lessors of the Matthews (paid);

2)     delivering US$50,000 to the Company upon execution of the JDA (paid);

3)     delivering US$100,000 to the Company on or before December 31, 2013 (paid); and

4)     commencing a hydraulic fracture or the spudding of a new well no later than March 31, 2014 (completed).

Following completion of the above, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.  In February 2014, Stratex commenced a 15 stage hydraulic fracture on the Matthews #1H well. The well was completed and placed on production testing and during May 2014 the well produced at an average rate of 27 gross bbl/d oil and 58 gross bbl/d water.

On April 11, 2014 the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex Oil & Gas Holdings, Inc. (“Stratex”) and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the 2,629 acre Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant can earn an undivided 66.667% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by:

1)	drill 3 new wells and rework 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”);

2)	delivering US$100,000 to the Company upon execution of the JDA2 (paid); and

3)	delivering US$65,000 to the Company on each of July 8, 2014 (paid); October 6, 2014, January 5, 2015 and April 6, 2015.

At May 31, 2014 the Company recorded the payment of US$100,000 (CDN $108,670) noted in 2 above as deferred revenue on the Interim Condensed Consolidated Statement of Financial Position until the conveyance of the earned interest at which time this amount will be reclassified and offset against exploration and evaluation assets.

During the period the Company revalued its interests in the Matthews Lease, Zavala County, Texas at $3,903,068 being the fair value amount for which management believes the assets could be sold or farmed out in an arms’ length transaction. The Company recorded an increase in exploration and evaluation assets of $3,046,802 and a corresponding increase in exploration and evaluation asset reserves in other comprehensive income.

Dyami Energy held a 100% working interest in a mineral lease comprising approximately 2,637 acres of land in Zavala County, Texas (the “Murphy Lease”) however Dyami Energy was dissolved effective April 3, 2014 and the Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Condensed Consolidated Statements of Operations and Comprehensive Loss and the Condensed Consolidated Statements of Cash Flow (see Note 16).

7.	Provisions

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2012	$114,755	$125,917	$240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	119,742	178,553	298,295
Accretion expense	628	-	628
Change in estimate	6,067	-	6,067
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
De-consolidation of Dyami Energy (see Note 16)	(58,589)		(58,589)
Foreign exchange	5,363	(9,357)	(3,994)
Balance, May 31, 2014	$46,785	$-	$46,785

10

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $46,785 at May 31, 2014 (August 31, 2013: $119,742) based on an undiscounted total future liability of $61,376 (August 31, 2013: $166,578). These payments are expected to be incurred between 2015 and 2031. The discount factor, being the risk free rate related to the liability is 2.76% (August 31, 2013: 3.09%). The above amount has been classified as long term.

b)	Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. The full amount of the provision has been recorded together with legal fees and interest. The provision, legal fees and interest were transferred to trade and other payables (see Note 16).

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 was reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel (see Note 16).

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favour of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. The provision was transferred to trade and other payables (see Note 16).

8.	Share Capital and Reserves

8 (a)	Share Capital

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2012	96,707,667	$5,906,633
Private Placement of units (Note 8 (b) (a))	2,249,790	197,214
Debt settlement (Note 8 (b) (b))	23,662,569	946,503
Balance August 31, 2013	122,620,026	7,050,350
Warrants exercised (Note 8 (b) (c))	6,519,043	306,405
Balance May 31, 2014	129,139,069	$7,356,755

* Reflects the March 16, 2012 two-for-one stock split

11

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

8 (b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	May 31, 2014		August 31, 2013
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	40,200,948	$0.04	40,200,948	$0.04
Warrants exercised (Note 8 (b) (c))	(6,519,043)	$0.04
Warrants expired (Note 8 (b) d)	(14,531,905)	$0.04
Balance, end of period	19,150,000	$0.04	40,200,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)         On September 25, 2012, the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 2,249,790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $163,541 (retranslated as $176,087 at August 31, 2013). In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 179,983 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 11).

(b)         On June 1, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(c)         Effective February 27, 2014, 6,519,043 common share purchase warrants were exercised at $0.04 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black Scholes model was $78,238 (see Note 9).

(d)         On February 5, 2014, 2,000,000 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014 800,512 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014 11,731,393 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $140,793 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at May 31, 2014:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
6,000,000	$0.05	January 24, 2015	0.65	$507,038
11,150,000	$0.05	February 17, 2015	0.72	595,310
2,000,000	$0.05	February 17, 2015	0.72	67,541
19,150,000	$0.05		0.70	$1,169,889

* Reflects the March 16, 2012 two-for-one stock split

12

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The following table summarizes the outstanding warrants as at August 31, 2013:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
2,000,000	$0.04	February 5, 2014	0.43	$24,000
800,512	$0.04	February 25, 2014	0.49	9,606
18,250,436	$0.04	February 27, 2014	0.49	219,031
6,000,000	$0.05	January 24, 2015	1.40	507,038
11,150,000	$0.05	February 17, 2015	1.47	595,310
2,000,000	$0.05	February 17, 2015	1.47	67,541
40,200,948	$0.04		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

8 (c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	Three Months Ended May 31,		Nine Months Ended May 31,
	2014	2013	2014	2013
Weighted Average Shares Outstanding Basic and diluted	129,139,067	98,957,457	124,865,988	98,759,673

* Reflects the March 16, 2012 two-for-one stock split

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

8 (d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2012 and 2013	1,050,000	$0.16
Granted	-	-
Balance, May 31, 2014	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at May 31, 2014:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	2.75	1,000,000	$0.16
$0.25	50,000	$0.25	0.41	50,000	$0.25
	1,050,000	$0.16	2.64	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

13

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2013:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	3.50	1,000,000	$0.16
$0.25	50,000	$0.25	3.90	50,000	$0.25
	1,050,000	$0.16	3.52	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

8 (e)	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2012 and 2013	$506,200
Warrants expired	174,399
Balance, May 31, 2014	$680,599

9.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2014	2013	2014	2013
Short term employee benefits (1)	$18,750	$18,750	$56,250	$56,250

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	May 31, 2014	August 31, 2013
Short term employee benefits (1)	$262,500	$206,250
Expenses paid on behalf of the Company	-	1,747
	$262,500	$207,997

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.

At May 31, 2014 the amount of directors’ fees included in trade and other payables was $18,600 (August 31, 2013: $16,100).

At May 31, 2014 the Company had a promissory note payable to the President of US $125,000 (August 31: $28,845 and US$300,000). For the nine months ended May 31, 2014 the Company recorded interest of $19,507 (May 31, 2013: $25,592). At May 31, 2014 included in trade and other payables is interest of $88,546 (August 31, 2013: $65,826). The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. Effective February 27, 2014, 6,519,043 common share purchase warrants were exercised by the President at $0.035 expiring February 27, 2014 for settlement of cash advances of $228,167 (see Note 8 (b) (c)).

At May 31, 2014 and August 31, 2013 the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the nine months ended May 31, 2014 the Company recorded interest of $78,028 (May 31, 2013: $72,623). At May 31, 2014 included in trade and other payables is interest of $252,091 (August 31, 2013: $169,033) (see Note 10).

14

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

At May 31, 2014 included in trade and other payables is $409 due to Gottbetter & Partners LLP for legal fees (August 31, 2013 $3,509). During the year ended August 31, 2013 the Company completed private placements of 2,249,790 units in the capital of the Company for gross proceeds of $441,004 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $35,280 and issued 179,983 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At May 31, 2014 and August 31, 2013, the Company had shareholders’ loans payable of US$1,433,500 and $250,000. For the nine months ended May 31, 2014 the Company recorded interest of $116,440 (May 31, 2013: $130,569). At May 31, 2014, included in trade and other payables, is interest of $180,704 (August 31, 2013: $47,037). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. During the year ended August 31, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906.

10.	Secured Note Payable

At May 31, 2014 and August 31, 2013 the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC. The note and all unpaid and accrued interest was due on or before August 31, 2013, or within 15 days of written demand to the Company, or upon the Company closing a cash financing or series of cash financings in excess of US$2,500,000 in which case fifty cents of every one dollar exceeding US$2,500,000 will be allocated to the secured note until paid in full. A lien has been placed on the Murphy #4 well by a judgment debtor of Dyami Energy. The Murphy #4 well which is located on the Murphy Lease is included as part of the security for the note. Under the terms of the note the Company shall not permit to exist any liens on the assets comprising the underlying security for the note. As of the date of the unaudited interim condensed consolidated financial statements, the Company has not paid any principle of the note and has not received written demand for payment. For the nine months ended May 31, 2014 the Company recorded interest of $78,028 (May 31, 2013: $72,623). At May 31, 2014 included in trade and other payables is interest of $252,091 (August 31, 2013: $169,033). The note is secured by the interests held by any of the Company’s subsidiaries in the Matthews Lease and Murphy Lease in Zavala County, Texas (the “Leases”). The carrying value of the interests at May 31, 2014 was $3,218,904 (August 31, 2013: $2,829,830). The Company may, in its sole discretion, prepay any portion of the principal amount.

11.	Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following tables sets out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2012	7,842,732	1,640,406	0.47
Warrants issued	1,124,895	163,541	0.50
Broker warrants issued	179,983	44,895	0.25
Change in fair value estimates	-	128,041	-
As at August 31, 2013	9,147,610	1,976,883	$0.50
Change in fair value estimates	-	58,821	-
As at May 31, 2014	9,147,610	2,035,704	$0.50

* Reflects the March 16, 2012 two-for-one stock split

On September 25, 2012 the Company issued 1,124,895 common share purchase warrants exercisable at US$0.50 and 179,983 common share purchase broker warrants exercisable at US$0.25 expiring September 25, 2015. The fair value measured using the Black Scholes valuation model was $163,541 and $45,895, respectively.

15

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The following tables set out the number of derivative warrant liabilities outstanding at May 31, 2014:

Number of Warrants	Exercise Price US ($)	Expiry Date*	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014*	0.25	$709,297
1,875,000	$0.50	April 13, 2015*	0.87	365,777
300,000	$0.25	April 13, 2015*	0.87	99,504
912,500	$0.50	July 20, 2015	1.14	133,541
146,000	$0.25	July 20, 2015	1.14	35,945
2,500,000	$0.50	August 7, 2015	1.19	366,268
400,000	$0.25	August 7, 2015	1.19	94,266
1,124,895	$0.50	September 25, 2015	1.32	181,328
179,983	$0.25	September 25, 2015	1.32	49,778
9,147,610			0.95	2,035,704

*Current

The following tables set out the number of derivative warrant liabilities outstanding at August 31, 2013:

Number of Warrants	Exercise Price US ($)	Expiry Date*	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014*	1.00	$688,803
1,875,000	$0.50	April 13, 2015	1.62	355,208
300,000	$0.25	April 13, 2015	1.62	96,629
912,500	$0.50	July 20, 2015	1.88	129,683
146,000	$0.25	July 20, 2015	1.88	34,906
2,500,000	$0.50	August 7, 2015	1.93	355,685
400,000	$0.25	August 7, 2015	1.93	91,542
1,124,895	$0.50	September 25, 2015	2.07	176,087
179,983	$0.25	September 25, 2015	2.07	48,340
9,147,610			1.70	1,976,883

*Current

The fair value of the warrants issued during the year ended August 31, 2013 were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used	2013
Risk-free interest rate	1.5%
Expected volatility	217%
Expected life (years)	3
Dividend yield	-

12.	Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Derivative warrant liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

16

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	May 31, 2014	August 31, 2013
Cash	$206,796	$196,837
Trade and other receivables	53,584	27,786
Prepaid expenses and deposits	-	158,295
Balance	$260,380	$382,918

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations however, there can be no assurance that it will continue to do so in the future.

The following table illustrates the contractual maturities of financial liabilities:

May 31, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,075,425	$1,075,425	-	-	-
Secured note payable (1)	1,043,232	1,043,232	-	-	-
Shareholders’ loans (1)	1,938,188	1,938,188	-	-	-
Total	$4,056,845	$4,056,845	-	-	-

August 31, 2013	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders’ loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-
(1)	Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

17

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the later portion of 2009, the recovery has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

(i)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the period ended May 31, 2014 and 2013 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2014		2013
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue, continuing operations	$51,403	$39,543	$33,642	$26,140
Net loss, continuing operations	$346,210	$358,070	$598,709	$606,211

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure. The following assets and liabilities from continuing operations are denominated in US dollars at May 31, 2014 and 2013:

Financial Instruments	May 31, 2014	May 31, 2013
Cash	$133,094	$331,343
Trade and other receivables	25,164	14,349
Exploration and evaluation assets	2,962,091	5,234,625
Trade and other payables	(513,197)	(1,022,830)
Derivative warrant liabilities	(1,873,290)	(1,905,130)
Deferred revenue	(100,000)	-
Provisions	(31,574)	(268,189)
Shareholders’ loans	(1,553,500)	(1,883,740)
Secured note payable	(960,000)	(960,000)
Net assets denominated in US$	$(1,911,212)	$(459,572)
Net asset CDN dollar equivalent at period end (1)	$(2,076,914)	$(475,151)

(1)	Translated at the exchange rate in effect at May 31, 2014 $1.0867 (May 31, 2013: $1.0339)

18

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss from continuing operations for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant:

	May 31, 2014		May 31, 2013
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	(45,140)	45,140	(9,825)	9,825
4%	(90,279)	90,279	(19,650)	19,650
6%	(135,419)	135,419	(29,475)	29,475
8%	(180,559)	180,559	(39,301)	39,301
10%	(225,698)	225,698	(49,126)	49,126

(iii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at May 31, 2014 and August 31, 2013 are comprised of cash, trade and other receivables, trade and other payables, secured note payable, shareholders’ loans, provisions, and derivative warrant liabilities.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	May 31, 2014		August 31, 2013
Financial Instrument Classification	Carrying Value $	Carrying Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	206,796	206,796	196,837	196,837
Derivative warrant liabilities	2,035,704	2,035,704	1,976,883	1,976,883
Loans and receivables:
Trade and other receivables	53,584	53,584	27,786	27,786
Other financial liabilities:
Trade and other payables	1,075,424	1,075,424	1,379,581	1,379,581
Secured note payable	1,043,232	1,043,232	1,013,088	1,013,088
Shareholders’ loans	1,938,188	1,938,188	2,108,205	2,108,205
Provisions	46,785	46,785	298,295	298,295

19

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

Cash and derivative warrant liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business.

As at May 31, 2014 and August 31, 2013 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended May 31, 2014.

The Company is not subject to any externally imposed restrictions on its capital requirements.

13.	Supplemental cash flow information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

	Nine Months Ended
	May 31,
Non-cash transactions	2014	2013
Warrants expired	(174,399)	-
Warrants exercised for settlement of cash advances	228,167	-
Prepaid royalties on Matthews Lease JDA	(167,715)	-
Disposal of decommissioning obligations	26,426	-
Broker warrants issued	-	$56,512

The following table summarizes the changes in non-cash working capital for the periods set out:

	Nine Months Ended
	May 31,
Changes in non-cash working capital	2014	2013
Trade and other receivables	$(10,657)	$(12,948)
Trade and other payables	129,974	370,972
Prepaid expenses and deposits	158,295	-
Deferred revenue	108,670	-
Net change	$386,282	$358,024

14.	Commitments and Contingencies

The Company has certain commitments on its Lease located in Zavala County, Texas, USA (see Note 6).

20

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

15.	Comparative Figures

The comparative unaudited interim condensed consolidated statement of shareholders’ equity and the comparative unaudited interim condensed consolidated statement of financial position as at and for the three month period ended May 31, 2013 have been revised primarily to reflect revisions made to the assumptions used in the Black Scholes calculation of derivative warrant liabilities. The assumptions are now consistent with the assumptions used in the Black Scholes calculation of derivative warrant liabilities in the audited consolidated financial statements for the year ended August 31, 2013.

The effect of the changes is summarized as follows:

	Nine Months Ended May 31, 2013
	As previously filed	As adjusted
	$	$
Unaudited Interim Condensed Consolidated Statement of Shareholders’ Equity
Share capital, August 31, 2012	5,906,633	5,906,633
Private placement of units	166,008	197,214
Share capital, May 31, 2013	6,072,641	6,103,847

Also, certain comparative figures have been reclassified to conform to current period presentation.

16.	Disposition of Dyami Energy LLC and Discontinued Operations

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy. The Company had solicited lenders and investors in an effort to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts these efforts were unsuccessful and the Company determined that it could no longer fund the operations of Dyami Energy and accordingly Dyami Energy was dissolved effective April 3, 2014. As a result, the Company concluded that it ceased to have the ability to exert control over, and has effectively disposed of Dyami Energy as of April 3, 2014. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date of the loss of control, and presented as discontinued operations on the Condensed Consolidated Statements of Operations and Comprehensive Loss and the Condensed Consolidated Statements of Cash Flows.

Net loss from discontinued operations for the period from September 1, 2013 to April 3, 2014 was $4,951,335 which was comprised of an impairment of the investment in the net assets of Dyami Energy of $4,835,258 and a net loss from the operations of Dyami Energy in the amount of $116,077.

The following table presents the condensed statements of operations and comprehensive income (loss) of Dyami Energy for the periods set out:

	March 1, 2014 to April 3, 2014	March 1, 2013 to May 31, 2013	September 1, 2013 to April 3, 2014	September 1, 2012 to May 31, 2013
Expenses
General and administrative	$7,178	$(874)	$60,272	$103,737
Depletion and accretion	192	683	1,488	1,927
Interest	5,203		54,317	-
Income (loss) from discontinued operations	(12,573)	191	(116,077)	(105,664)
Foreign currency translation	(5,531)	25,973	98,118	216,093
Comprehensive income (loss) from discontinued operations	$(18,104)	$26,164	$(17,959)	$110,429

21

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Nine Months Ended May 31, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The following table presents the condensed statements of cash flows of Dyami Energy for the periods set out:

	September 1, 2013 To April 3, 2014	September 1, 2012 To May 31, 2013
Cash provided by Operating activities
Net loss from discontinued operations	$(116,077)	$(105,664)
Depletion and accretion	1,488	1,927
Net changes in non-cash working capital
Accounts receivable	15,143	(14,834)
Accounts payable	102,078	101,930
Provisions	-	50,620
Cash provided by operating activities	$2,632	$33,979

Investing activities
Additions to exploration and evaluation assets	$(3,544)	$(159,785)
Cash used in investing activities	$(3,544)	$(159,785)

The following table presents the effect of the disposition of Dyami Energy on the condensed consolidated statements of financial position of the Company at April 3, 2014:

April 3, 2014
Exploration and evaluation assets	$(5,941,792)
Trade and other payables	746,062
Provisions	58,589
Foreign currency translation reserve	301,883
Net assets and liabilities	$(4,835,258)

22

Management’s Discussion and Analysis

For the Three and Nine Months Ended

May 31, 2014

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Eagleford Energy Inc. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. The Company’s oil and gas interests are located in Alberta, Canada and Zavala County, Texas. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil. The Company completed a two-for-one stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the period ended May 31, 2014 and 2013 include the accounts of the Company and its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”) and Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013. All Intercompany balances and transactions have been eliminated on consolidation. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy LLC (“Dyami Energy’). Dyami Energy was dissolved effective April 3, 2014. As a result, the Company concluded that it ceased to have the ability to exert control over, and has effectively disposed of Dyami Energy as of April 3, 2014. The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date of the loss of control, and presented as discontinued operations on the Condensed Consolidated Statements of Operations and Comprehensive Loss and the Condensed Consolidated Statements of Cash Flows.

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The following Management’s Discussion and Analysis of Eagleford should be read in conjunction with the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended May 31, 2014 and notes thereto.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the periods ended May 31, 2014 were prepared using the same accounting policies and methods as those described in our Consolidated Financial Statements for the year ended August 31, 2013. The Unaudited Interim Condensed Consolidated Financial Statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) have been omitted or condensed. The Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with our Consolidated Financial Statements for the year ended August 31, 2013. All amounts herein are presented in Canadian dollars, unless otherwise noted.

This Management’s Discussion and Analysis is dated July 28, 2014 and has been approved by the Board of Directors of the Company.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new environmental laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

Non-IFRS Measurements – Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by IFRS including "Operating net back" are considered Non-IFRS measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures are common with the oil and gas industry and have been described and presented in this Management’s Discussion and Analysis in order to provide shareholders and potential investors with additional information regarding the company's liquidity and its ability to generate funds to finance its operations. These terms are commonly used in the oil and gas industry and are therefore presented here to provide balances comparable to other oil and gas production companies.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1) Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

OVERALL PERFORMANCE

Revenue, net of royalties from continuing operations for the nine months ended May 31, 2014 increased by $15,582 to $45,473 compared to $29,891 for the same nine month period in 2013. The increase in net revenue from continuing operations for the nine month period ended May 31, 2014 was attributed to higher commodity prices received for natural gas from the Company’s Botha, Alberta property. Net loss from continuing operations for the nine months ended May 31, 2014 decreased by $250,320 to $352,140 compared to a net loss from continuing operations of $602,460 for the nine months ended May 31, 2013. The decrease in net loss from continuing operations during 2014 was primarily related to a decrease in general and administrative costs of $132,023 to $184,108 compared to general and administrative costs of $316,131 for the same nine month period in 2013 and a decrease in loss on foreign exchange of $34,764 to $99,614 compared to a loss on foreign exchange of $134,378 in 2013. In addition, for the nine month period in 2014 the Company recorded a decrease of $30,845 in unrealized loss on derivative warrant liabilities to $58,821 compared to an unrealized loss of $89,666 for the nine months ended May 31 2013.

3

For the nine months ended May 31, 2014, the Company recorded additions of $352,337 in exploration and evaluation assets.

On December 3, 2013, (as amended January 14, 2014) the Company entered into an agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) to develop the Matthews Lease in Zavala County, Texas (the “Joint Development Agreement”). Under the terms of the Joint Development Agreement (“JDA”), upon the payment of the consideration described in 1, 2 and 3 below Stratex will earn and the Company will assign a 50% working interest in the 2,629 acre Matthews Lease and upon commencing number 4 below Stratex will earn and the Company will convey a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1 well.

1)     delivering US$150,000 to the lessors of the Matthews (paid);

2)     delivering US$50,000 to the Company upon execution of the JDA (paid);

3)     delivering US$100,000 to the Company on or before December 31, 2013 (paid); and

4)     commencing a hydraulic fracture or the spudding of a new well no later than March 31, 2014 (completed).

Following completion of the above, Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.  In February 2014, Stratex commenced a 15 stage hydraulic fracture on the Matthews #1H well. The well was completed and placed on production testing and during May 2014 the well produced at an average rate of 27 gross bbl/d oil and 58 gross bbl/d water.

On April 11, 2014 the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex Oil & Gas Holdings, Inc. (“Stratex”) and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the 2,629 acre Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant can earn an undivided 66.667% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by:

1)	drill 3 news wells and rework 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”);

2)	delivering US$100,000 to the Company upon execution of the JDA2 (paid); and

3)	delivering US$65,000 to the Company on each of July 8, 2014 (paid); October 6, 2014, January 5, 2015 and April 6, 2015.

At May 31, 2014 the Company recorded the payment of US$100,000 (CDN $108,670) noted in 2 above as deferred revenue on the Interim Condensed Consolidated Statement of Financial Position until the conveyance of the earned interest at which time this amount will be reclassified and offset against exploration and evaluation assets.

During the period the Company revalued its interests in the Matthews Lease, Zavala County, Texas at $3,903,068 being the fair value amount for which management believes the assets could be sold or farmed out in an arms’ length transaction. The Company recorded an increase in exploration and evaluation assets of $3,046,802 and a corresponding increase in exploration and evaluation asset reserve.

As part of the Company’s oil and gas development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

There have been no material changes during the three months ended May 31, 2014 to the risks and uncertainties as identified in the Management Discussion and Analysis for the year ended August 31, 2013.

4

Contractual maturities:

The following table illustrates the contractual maturities of financial liabilities:

May 31, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,075,425	$1,075,425	-	-	-
Secured note payable (1)	1,043,232	1,043,232	-	-	-
Shareholders’ loans (1)	1,938,188	1,938,188	-	-	-
Total	$4,056,845	$4,056,845	-	-	-

August 31, 2013	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders’ loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

(1)     Translated at current exchange rate.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business.

As at May 31, 2014 and August 31, 2013 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended May 31, 2014. The Company is not subject to any externally imposed restrictions on its capital requirements

RESULTS OF OPERATIONS –CONTINUING OPERATIONS

	For the Three Months Ended May 31,		For the Nine Months Ended May 31,
Historical Production	2014	2013	2014	2013
Natural gas – mcf/d	59	49	50	49
Historical Prices
Natural Gas - $/mcf	$5.92	$3.05	$4.35	$2.80
Royalties costs - $/mcf	$1.56	$0.57	$1.01	$0.54
Production costs - $/mcf	$0.86	$0.43	$0.76	$0.53
Net back - $/mcf	$3.50	$2.05	$2.58	$1.73
Operations
Revenue, net of royalties	$22,116	$10,206	$45,473	$29,891
Net income (loss) from continuing operations	$58,116	$(116,711)	$(352,140)	$(602,460)
Income (loss) per share from continuing operations, basic and diluted	$0.000	$(0.001)	$(0.003)	$(0.006)

5

Production Volume

For the three months ended May 31, 2014 average natural gas sales volumes were 59 mcf/d compared to 49 mcf/d for the same period in 2013. Total production volume for the three months ended May 31, 2014 was 5,072 mcf compared to 4,201 mcf for the same three month period in 2013.

For the nine months ended May 31, 2014 average natural gas sales volumes remained relatively consistent at 50 mcf/d compared to 49 mcf/d for the same period in 2013. Total production volume for the nine months ended May 31, 2014 was 13,621 mcf compared to 13,267 mcf for the same three month period in 2013.

Commodity Prices

For the three months ended May 31, 2014 average natural gas prices received per mcf increased to $5.92 compared to $3.05 for the three months ended May 31, 2013.

For the nine months ended May 31, 2014 average natural gas prices received per mcf increased to $4.35 compared to $2.80 for the nine months ended May 31, 2013.

The increase in average natural gas prices received for the three and nine month period in 2014 was attributed to higher commodity prices for natural gas.

	For the Three Months Ended		For the Nine Months Ended
	May 31,		May 31,
Natural Gas Sales, Net of Royalties	2014	2013	2014	2013
Natural gas sales	$30,038	$12,812	$59,297	$37,224
Royalties	(7,922)	(2,606)	(13,824)	(7,333)
Natural gas sales, net of royalties	$22,116	$10,206	$45,473	$29,891

Natural gas sales for the three months ended May 31, 2014 increased by $17,226 to $30,038 compared to $12,812 for the three months ended May 31, 2013 as a result of higher commodity prices and increased production volume.

Natural gas sales for the nine months ended May 31, 2014 was also up by $22,073 to $59,297 compared to $37,224 for the nine months ended May 31, 2013. The increase in sales during 2014 was primarily attributed to higher commodity prices and minor increases in production volume.

Royalties for the three months ended May 31, 2014 were $7,922 versus $2,606 for the comparable three month period in 2013.

Royalties for the nine months ended May 31, 2014 were $13,824 versus $7,333 for the comparable nine month period in 2013. The increase in royalties for the three and nine months ended May 31, 2014 was primarily attributed to higher production volumes.

Natural gas sales, net of royalties for the three months ended May 31, 2014 increased by $11,910 to $22,116 compared to $10,206 for the same three month period in 2013.

Natural gas sales, net of royalties for the nine months ended May 31, 2014 increased by $15,582 to $45,473 compared to $29,891 for the nine month period ended May 31, 2013. The increase in natural gas sales, net of royalties for the three and nine months ended May 31, 2014 was primarily attributed to higher production volumes and higher commodity prices.

Operating Costs

For three months ended May 31, 2014 operating costs were $4,406 up $2,445 compared to operating costs of $1,961 for the three months ended May 31, 2013.

For nine months ended May 31, 2014 operating costs were up by $2,534 to $10,295 compared to operating costs of $7,761 for the nine months ended May 31, 2013.

The increase in operating costs for the three and nine months ended May 31, 2014 was attributed to increases in gas processing charges and higher maintenance costs.

Depletion and Accretion

Depletion and accretion for the three months ended May 31, 2014 decreased by $2,947 to $284 compared to $3,231 for the three months ended May 31, 2013.

6

Depletion and accretion for the nine months ended May 31, 2014 decreased by $9,738 to $628 compared to $10,366 for the nine months ended May 31, 2013.

The decrease in depletion and accretion for the three and nine months ended May 31, 2014 was primarily attributed to lower carrying costs of the Company’s Botha, Alberta property at Nil compared to $164,400 at May 31, 2013.

General and Administrative	For the Three Months Ended		For the Nine Months Ended
	May 31,		May 31,
	2014	2013	2014	2013
Professional fees	$968	$21,323	$3,651	$62,843
Head office costs	26,250	26,250	78,675	82,600
Management fees	18,750	18,750	56,250	56,250
Transfer and registrar costs	2,383	1,172	5,816	4,962
Shareholders information	6,832	1,694	32,832	32,084
Office and general costs	1,769	3,670	4,384	4,608
Directors fees	600	700	2,500	2,500
Reserve report fees	-	-	-	4,560
Advisory fees	-	2,417	-	65,724
Total	$57,552	$75,976	$184,108	$316,131

General and administrative expenses for the three months ended May 31, 2014 were $18,424 lower to $57,552 compared to $75,976 for the three months ended May 31, 2013. The decrease in expenses during 2014 was primarily attributed to a decrease in professional fees of $20,355 to $968 compared to $21,323 in 2013, a decrease in advisory fees of $2,417 to Nil compared to $2,417 in 2013. These decreases were partially offset by an increase in shareholder information costs of $5,138 to $6,832 compared to $1,694 during the same three month period in 2013.

General and administrative expenses for the nine months ended May 31, 2014 were $132,023 lower to $184,108 compared to $316,131 for the nine months ended May 31, 2013. The decrease in expenses during the nine month period in 2014 was primarily attributed to a decrease in advisory fees of $65,724 to Nil compared to $65,724 in 2013 as a result of the expiry of an investment banking agreement. Professional fees decreased by $59,192 to $3,651 compared to $62,843 for the comparable period in 2013. These professional fee decreases were primarily related to a reduction in litigation costs related to the Matthews Lease, Texas as a result of the settlement of claims. In addition, during 2014 the Company recorded a decrease in reserve report fees of $4,560 to Nil compared to $4,560 in 2013 as a result of no reserves being attributed to the Company’s Botha Alberta Property.

Interest Expense

For the three months ended May 31, 2014 the Company incurred interest costs of $18,782 versus interest costs of $20,555 for the three months ended May 31, 2013.

For nine months ended May 31, 2014 the Company incurred interest costs of $58,397 versus interest costs of $61,371 for the nine months ended May 31, 2013.

The decrease in interest for the three and nine months ended May 31, 2014 was primarily attributed a reduction in shareholder loans during the respective periods.

Gain (Loss) on Derivative Warrant Liabilities

For the three months ended May 31, 2014, the Company recorded an unrealized gain on derivative warrant liabilities of $38,964 compared to an unrealized loss of $10,288 for the three months ended May 31, 2013.

For nine months ended May 31, 2014 the Company recorded an unrealized loss on derivative warrant liabilities of $58,821 compared to an unrealized loss of $89,666 for the nine months ended May 31, 2013.

The Company has warrants issued with an exercise price in US dollars which is different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Gain (loss) on Foreign Exchange

For the three months ended May 31, 2014 the Company recorded a gain on foreign exchange of $63,810 compared to a loss of $8,656 for the same three month period in 2013.

For nine months ended May 31, 2014 the Company recorded a loss on foreign exchange of $99,614 compared to a loss of $134,378 for the comparable nine month period in 2013.

7

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Marketing and Public Relations

For the three months ended May 31, 2014 the Company recorded a recovery of marketing and public relations expenses of $14,250 compared to marketing and public relations costs of $6,250 for the same three month period in 2013.

For nine months ended May 31, 2014 the Company recorded a recovery of marketing and public relations expenses of $14,250 compared to marketing and public relations costs of $12,678 for the nine months ended May 31, 2013.

Net income (loss) from continuing operations

Net income from continuing operations for the three months ended May 31, 2014 was $58,116 compared to a net loss from continuing operations of $116,711 for the three months ended May 31, 2013. The increase in net income during 2014 was primarily related to a gain on foreign exchange of $63,810 compared to a loss on foreign exchange of $8,656, an unrealized gain on derivative warrant liabilities of $38,964 compared to a loss on derivative warrant liabilities of $10,288 for the same three month period in 2013. In addition, the Company recorded a decrease in general and administrative costs of $18,424 to $57,552 compared to $75,976 for the comparable period in 2013. During the three months ended May 31, 2014 the Company recorded a recovery of $14,250 in marketing and public relations costs versus a cost of $6,250 during 2013. Also revenue was higher by $11,910 to $22,116 compared to $10,206 for the same period in 2013.

Net loss for the nine months ended May 31, 2014 was $352,140 compared to a net loss of $602,460 for the nine months ended May 31, 2013. The decrease in net loss during 2014 was primarily related to a decrease in general and administrative costs of $132,023 to $184,108 compared to general and administrative costs of $316,131 for the same nine month period in 2013. In addition the Company recorded a decrease loss on foreign exchange of $34,764 to $99,614 compared to $134,378 in 2013 and a decrease in loss on derivative warrant liabilities of $30,845 to $58,821 compared to loss on derivative warrant liabilities of $89,666 for the nine months ended May 31, 2013. During the nine months ended May 31, 2014 the Company recorded a recovery of $14,250 in marketing and public relations versus a cost of $12,678 during 2013. Also revenue was higher by $15,582 to $45,473 compared to revenue of $29,891 for the same period in 2013.

Net Loss from Discontinued Operations

Net loss from discontinued operations for the three months ended May 31, 2014 was $4,847,831 resulting from the de-consolidation of Dyami Energy compared to a net income from discontinued operations of $191 for the same three month period in 2013. The increase in net loss from discontinued operations during the three months ended May 31, 2014 was primarily a result of the disposition of the net assets and liabilities of Dyami Energy in the amount of $4,835,258 compared to Nil in 2013 and a loss from the discontinued operations of Dyami Energy in the amount of $12,573 compared to an income of $191 in 2013.

Net loss from discontinued operations for the nine months ended May 31, 2014 was $4,440,960 resulting from the de-consolidation of Dyami Energy compared to a net loss from discontinued operations of $105,664 for the same nine month period in 2013. The increase in net loss from discontinued operations during the nine months ended May 31, 2014 was primarily a result of the disposition of the net assets and liabilities of Dyami Energy in the amount of $4,835,258 compared to Nil in 2013 and a loss from the discontinued operations of Dyami Energy in the amount of $116,077 compared to a net loss of $105,664 in 2013.

Foreign Currency Translation from Continuing Operations

For the three months ended May 31, 2014 the Company incurred a loss on foreign currency translation of $2,403 compared to Nil for the same three month period in 2013.

For nine months ended May 31, 2014 the Company the Company recorded a gain on foreign currency translation of $5,571 compared to Nill for the nine months ended May 31, 2013.

These gains and losses are related to translation differences between Zavala Inc’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Foreign Currency Translation from Discontinued Operations

For the three months ended May 31, 2014 the Company incurred a loss on foreign currency translation of $5,531 compared to a gain of $25,973 for the same three month period in 2013.

For nine months ended May 31, 2014 the Company the Company recorded a gain on foreign currency translation of $98,118 compared to a gain of $216,093 for the nine month period ended May 31, 2013.

8

These gains and losses are related to translation differences between Dyami Energy’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Revaluation of Exploration and Evaluation Assets

During the three and nine months ended May 31, 2014, the Company revalued its interests in the Matthews Lease, Zavala County, Texas at $3,903,068 being the fair value amount for which management believes the assets could be sold or farmed out in an arms’ length transaction. The Company recorded an increase in exploration and evaluation assets of $3,046,802 and a corresponding increase in exploration and evaluation asset reserves in other comprehensive income compared to Nil for the same periods in 2013.

Comprehensive Loss

Comprehensive loss for the three months ended May 31, 2014 was $1,750,847 compared to a comprehensive loss of $90,547 for the three months ended May 31, 2013.

Comprehensive loss for the nine months ended May 31, 2014 was $2,152,983 compared to a comprehensive loss of $492,031 for the nine months ended May 31, 2013.

Loss per Share from Continuing Operations, Basic and Diluted

Basic and diluted loss per share from continuing operations for the three months ended May 31, 2014 was $0.000 compared to basic and diluted loss per share of $0.001 for the same three month period in 2013.

Basic and diluted loss per share from continuing operations for the nine months ended May 31, 2014 was $0.003 compared to basic and diluted loss per share of $0.006 for the nine months ended May 31, 2013.

Loss per Share from Discontinued Operations, Basic and Diluted

Basic and diluted loss per share from discontinued operations for the three months ended May 31, 2014 was $0.038 compared to basic and diluted income per share of $0.000 for the same three month period in 2013.

Basic and diluted loss per share from discontinued operations for the nine months ended May 31, 2014 was $0.040 compared to basic and diluted loss per share of $0.001 for the nine months ended May 31, 2013.

SUMMARY OF QUARTERLY RESULTS – FROM CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results for the periods set out.

	2014	2014	2013	2013
For the quarter ending	May 31	February 28	November 30	August 31
Revenue, net of royalties	$22,116	$9,754	$13,603	$171
Net income (loss) for the period	$58,116	$(326,978)	$(83,278)	$(828,903)
Loss per share, basic and diluted	$0.000	$(0.003)	$(0.001)	$(0.007)

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. During the quarter ended August 31, 2013, the Company recorded a loss on settlement of debt in the amount of $402,264, an increase in foreign exchange loss $63,265 as well as higher general and administrative costs of $163,706. During the three months ended February 28, 2014 the Company recorded a loss on foreign exchange in the amount of $146,645. Other changes in net income (loss) during the quarters were primarily related to increases in general and administrative costs, changes in gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

	2013	2013	2012	2012
For the quarter ending	May 31	February 28	November 30	August 31
Revenue, net of royalties	$10,206	$9,787	$9,898	$5,764
Net loss for the period	$(116,711)	$(361,219)	$(124,530)	$(789,688)
Loss per share, basic and diluted	$(0.001)	$(0.004)	$(0.001)	$(0.012)

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. The material change in net loss during the quarters was primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods. During the three months ended February 2013 the Company recorded a loss on foreign exchange of $111,369. During the three months ended August 31, 2012 the Company recorded compensation expense on re-pricing units of $188,625 and an impairment of property and equipment in the amount of $50,744.

9

CAPITAL EXPENDITURES

For the nine months ended May 31, 2014, the Company recorded additions to exploration and evaluation assets of $352,337 on its Leases located in Zavala County, Texas (year ended August 31, 2013: $404,818).

The Company expects that its capital expenditures will increase in future reporting periods as the Company incurs costs to explore and develop its oil and gas properties.

FINANCING ACTIVITIES

During the nine months ended May 31, 2014, 6,519,043 common share purchase warrants were exercised at $0.035 expiring February 27, 2014 for settlement of cash advances of $228,167.

During the nine months ended May 31, 2014 the Company entered into Joint Development Agreements on the Matthews Lease and received cash of $271,020 and the payment of certain obligations under the Lease.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of May 31, 2014 was $206,796 compared to cash of $196,837 at August 31, 2013.

For the nine months ended May 31, 2014 the primary use of funds was related to administrative expenditures. The Company’s working capital deficiency at May 31, 2014 was $5,079,713 compared to a working capital deficiency of $4,985,312 at August 31, 2013.

Our current assets of $260,380 as at May 31, 2014, ($382,918 as of August 31, 2013) include the following items: cash $206,796 ($196,837 as of August 31, 2013); trade and other receivables $53,584 ($27,786 as of August 31, 2013); and prepaid expenses and deposits of Nil ($158,295 as of August 31, 2013).

Our current liabilities of $5,340,093 as of May 31, 2014 ($5,368,230 as of August 31, 2013) include the following items: trade and other payables $1,075,425 ($1,379,581 as of August 31, 2013); shareholders’ loans $1,938,188 ($2,108,205 as of August 31, 2013); secured note payable of $1,043,232 ($1,013,088 as of August 31, 2013); deferred revenue of $108,670 (Nil as of August 31, 2013); derivative warrant liabilities of $1,174,578 ($688,803 as of August 31, 2013); and provisions Nil ($178,553 as of August 31, 2013).

At May 31, 2014 the Company had outstanding the following common share purchase warrants: 19,150,000 warrants exercisable at $0.05 per share; 8,121,627 warrants exercisable at US$0.50 per share; and 1,025,983 warrants exercisable at US$0.25. If any of these common share purchase warrants are exercised it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves or meet its working capital requirements. The Company has liquidity risk which necessitates the Company to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations. If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

A part of our oil and gas development program, we anticipate further expenditures to expand our existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by us. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

10

PROVISIONS

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2012	$114,755	$125,917	$240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	119,742	178,553	298,295
Accretion expense	628	-	628
Change in estimate	6,067	-	6,067
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
De-consolidation of Dyami Energy (see Note 16)	(58,589)		(58,589)
Foreign exchange	5,363	(9,357)	(3,994)
Balance, May 31, 2014	$46,785	$-	$46,785

a)     Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $46,785 at May 31, 2014 (August 31, 2013: $119,742) based on an undiscounted total future liability of $61,376 (August 31, 2013: $166,578). These payments are expected to be incurred between 2015 and 2031. The discount factor, being the risk free rate related to the liability is 2.76% (August 31, 2013: 3.09%). The above amount has been classified as long term.

b)     Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. The full amount of the provision has been recorded together with legal fees and interest. The provision, legal fees and interest were transferred to trade and other payables (see Note 16 to the Consolidated Financial Statements).

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 was reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel(see Note 16 to the Consolidated Financial Statements).

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favour of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. The provision was transferred to trade and other payables (see Note 16 to the Consolidated Financial Statements).

SECURED NOTE PAYABLE

At May 31, 2014 and August 31, 2013 the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC. The note and all unpaid and accrued interest was due on or before August 31, 2013, or within 15 days of written demand to the Company, or upon the Company closing a cash financing or series of cash financings in excess of US$2,500,000 in which case fifty cents of every one dollar exceeding US$2,500,000 will be allocated to the secured note until paid in full. A lien has been placed on the Murphy #4 well by a judgment debtor of Dyami Energy. The Murphy #4 well which is located on the Murphy Lease is included as part of the security for the note. Under the terms of the note the Company shall not permit to exist any liens on the assets comprising the underlying security for the note. As of the date of the unaudited interim condensed consolidated financial statements, the Company has not paid any principle of the note and has not received written demand for payment. For the nine months ended May 31, 2014 the Company recorded interest of $78,028 (May 31, 2013: $72,623). At May 31, 2014 included in trade and other payables is interest of $252,091 (August 31, 2013: $169,033). The note is secured by the interests held by any of the Company’s subsidiaries in the Matthews Lease and Murphy Lease in Zavala County, Texas (the “Leases”). The carrying value of the interests at May 31, 2014 was $3,218,904 (August 31, 2013: $2,829,830). The Company may, in its sole discretion, prepay any portion of the principal amount.

11

DERIVATIVE WARRANT LIABILITIES

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in profit or loss. The Company recorded loss on derivative warrant liabilities of $58,821 during the nine months ended May 31, 2014 (May 31, 2013: loss $89,666). For the three months ended May 31, 2014 the Company recorded a gain of $38,964 (May 31, 2013: loss $10,288).

The following tables set out the number of derivative warrant liabilities outstanding at May 31, 2014:

Number of Warrants	Exercise Price US ($)	Expiry Date*	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014*	0.25	$709,297
1,875,000	$0.50	April 13, 2015*	0.87	365,777
300,000	$0.25	April 13, 2015*	0.87	99,504
912,500	$0.50	July 20, 2015	1.14	133,541
146,000	$0.25	July 20, 2015	1.14	35,945
2,500,000	$0.50	August 7, 2015	1.19	366,268
400,000	$0.25	August 7, 2015	1.19	94,266
1,124,895	$0.50	September 25, 2015	1.32	181,328
179,983	$0.25	September 25, 2015	1.32	49,778
9,147,610			0.95	2,035,704

*Current

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

	Three Months Ended			Nine Months Ended
May 31, 2014	Canada	United States	Total	Canada	United States	Total
Net revenue, continuing operations	$22,116	-	$22,116	$45,473	-	$43,473
Net income (loss), continuing operations	$58,460	$(344)	$58,116	$(351,475)	$(665)	$(352,140)
Net loss, discontinued operations	-	(4,847,831)	(4,847,831)	-	(4,951,335)	(4,951,335)
Net loss	$58,460	$(4,848,175)	$(4,789,715)	$(351,475)	(4,952,000)	$(5,303,475)

	Three Months Ended			Nine Months Ended
May 31, 2013	Canada	United States	Total	Canada	United States	Total
Net revenue, continuing operations	$10,206	-	$10,206	$29,891	-	$29,891
Net loss, continuing operations	$(116,711)	-	$(116,711)	$(602,460)	-	$(602,460)
Net loss, discontinued operations	-	$191	$191	-	$(105,664)	(105,664)
Net loss	$(116,711)	$191	$(116,520)	$(602,460)	$(105,664)	$(708,124)

12

As at May 31, 2014	Canada	United States	Total
Total assets	$917,472	3,246,016	$4,163,488
Total liabilities	$6,105,023	142,981	6,248,004

As at August 31, 2013	Canada	United States	Total
Total assets	$3,914,928	3,003,268	$6,918,196
Total liabilities	$6,029,577	746,475	$6,776,052

SEASONALITY AND TREND INFORMATION

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

The level of activity in the oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas properties are located in areas that are inaccessible except during the winter months because of swampy terrain and other areas are inaccessible during certain months of year due to deer hunting season. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Company.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers conduct active exploration programs. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2014	2013	2014	2013
Short term employee benefits (1)	$18,750	$18,750	$56,250	$56,250

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	May 31, 2014	August 31, 2013
Short term employee benefits (1)	$262,500	$206,250
Expenses paid on behalf of the Company	-	1,747
	$262,500	$207,997

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.

At May 31, 2014 the amount of directors’ fees included in trade and other payables was $18,600 (August 31, 2013: $16,100).

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At May 31, 2014 the Company had a promissory note payable to the President of US $125,000 (August 31: $28,845 and US$300,000). For the nine months ended May 31, 2014 the Company recorded interest of $19,507 (May 31, 2013: $25,592). At May 31, 2014 included in trade and other payables is interest of $88,546 (August 31, 2013: $65,826). The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. Effective February 27, 2014, 6,519,043 common share purchase warrants were exercised by the President at $0.035 expiring February 27, 2014 for settlement of cash advances of $228,167 (see Note 8 (b) (c) to the Consolidated Financial Statements).

At May 31, 2014 and August 31, 2013 the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the nine months ended May 31, 2014 the Company recorded interest of $78,028 (May 31, 2013: $72,623). At May 31, 2014 included in trade and other payables is interest of $252,091 (August 31, 2013: $169,033) (see Note 10 to the Consolidated Financial Statements).

At May 31, 2014 included in trade and other payables is $409 due to Gottbetter & Partners LLP for legal fees (August 31, 2013 $3,509). During the year ended August 31, 2013 the Company completed private placements of 2,249,790 units in the capital of the Company for gross proceeds of $441,004 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $35,280 and issued 179,983 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At May 31, 2014 and August 31, 2013, the Company had shareholders’ loans payable of US$1,433,500 and $250,000. For the nine months ended May 31, 2014 the Company recorded interest of $116,440 (May 31, 2013: $130,569). At May 31, 2014, included in trade and other payables, is interest of $180,704 (August 31, 2013: $47,037). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. During the year ended August 31, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906.

Significant Accounting Policies

The unaudited interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2013, as modified by the revaluation of exploration and evaluation assets at fair value.

During the quarter ended May 31, 2014, the Company changed its method of accounting for’ Exploration and Evaluation Assets’. As of May 31, 2014, Exploration and Evaluation Assets are stated at revalued amounts as against costs in the prior periods. The revaluation surplus of $3,046,802 arising as a result of revaluation of this class of assets is recognized in other comprehensive income and credited to the 'revaluation reserve' in equity. To the extent that any revaluation decrease or impairment loss has previously been recognized in profit or loss, a revaluation increase is credited to profit or loss with the remaining part of the increase recognized in other comprehensive income. Downward revaluations of Exploration and Evaluation Assets are recognized upon appraisal or impairment testing, with the decrease being charged to other comprehensive income to the extent of any revaluation surplus in equity relating to this asset and any remaining decrease recognized in profit or loss. Any revaluation surplus remaining in equity on disposal of the asset is transferred to retained earnings. The amounts recognized in other comprehensive income relate to revaluation of Exploration and Evaluation Assets and exchange differences on translating foreign operations.

Recent Adopted Accounting Standards

IFRS 10, “Consolidated Financial Statements” replaces the consolidation requirements of SIC-12 Consolidation Special Purpose Entities and IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 11 “Joint Arrangements” which replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

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IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements” was amended by the IASB in order to align the presentation of items in comprehensive income with US GAAP. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 27 “Separate Financial Statements”. In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10 “Consolidated Financial Statements”. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 “Financial Instruments”. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 28 “Investments in Associates and Joint Ventures”. In May 2011, the IASB amended IAS 28, investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the re measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 7, “Financial Instruments”: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the statement of financial position and financial instruments subject to master netting agreements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the exiting requirements for offsetting financial instruments in the statement of financial position. The amendments to IAS 32 are effective as of January 1, 2014. Adoption of this standard did not have a significant impact on its consolidated financial statements.

Recent Issued Accounting Pronouncements

The following are new IFRS pronouncements that have been issued, although not yet effective and have not been early adopted, and may have an impact on the Company in the future as discussed below.

IAS 32 “Financial Instruments: Presentation”. In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

IAS 36 “Impairment of Assets”. In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of the impaired assets if that amount is based on fair value less costs of disposal. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 39 “Financial Instruments: Recognition and Measurement”. In June 2013, the IASB issued a narrow scope amendment to IAS 39. Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided that certain criteria are met. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

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IFRAC 21 “levies”. Issued in May 2013, this interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9 “Financial Instruments”. In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company’s management made assumptions, estimates and judgments in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements. Actual results may differ from those estimates, and those differences may be material. There has been no material changes in the three months ended May 31, 2014 to the critical accounting estimates and judgments.

SHARE CAPITAL AND RESERVES

Share Capital

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2012	96,707,667	$5,906,633
Private Placement of units (Note a)	2,249,790	197,214
Debt settlement (Note b)	23,662,569	946,503
Balance August 31, 2013	122,620,026	7,050,350
Warrants exercised (Note c)	6,519,043	306,405
Balance May 31, 2014	129,139,069	$7,356,755

* Reflects the March 16, 2012 two-for-one stock split

Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	May 31, 2014		August 31, 2013
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	40,200,948	$0.04	40,200,948	$0.04
Warrants exercised (Note c)	(6,519,043)	$0.04
Warrants expired (Note d)	(14,531,905)	$0.04
Balance, end of period	19,150,000	$0.04	40,200,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)     On September 25, 2012, the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 2,249,790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $163,541 (retranslated as $176,087 at August 31, 2013). In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 179,983 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 11 to the Consolidated Financial Statements).

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(b)     On June 1, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(c)     Effective February 27, 2014, 6,519,043 common share purchase warrants were exercised at $0.04 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black Scholes model was $78,238 (see Note 9 to the Consolidated Financial Statements).

(d)     On February 5, 2014, 2,000,000 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014 800,512 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014 11,731,393 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $140,793 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at May 31, 2014:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
6,000,000	$0.05	January 24, 2015	0.65	$507,038
11,150,000	$0.05	February 17, 2015	0.72	595,310
2,000,000	$0.05	February 17, 2015	0.72	67,541
19,150,000	$0.05		0.70	$1,169,889

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the outstanding warrants as at August 31, 2013:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
2,000,000	$0.04	February 5, 2014	0.43	$24,000
800,512	$0.04	February 25, 2014	0.49	9,606
18,250,436	$0.04	February 27, 2014	0.49	219,031
6,000,000	$0.05	January 24, 2015	1.40	507,038
11,150,000	$0.05	February 17, 2015	1.47	595,310
2,000,000	$0.05	February 17, 2015	1.47	67,541
40,200,948	$0.04		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	Three Months Ended May 31,		Nine Months Ended May 31,
	2014	2013	2014	2013
Weighted Average Shares Outstanding Basic and diluted	129,139,067	98,957,457	124,865,988	98,759,673

* Reflects the March 16, 2012 two-for-one stock split

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

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The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2012 and 2013	1,050,000	$0.16
Granted	-	-
Balance, May 31, 2014	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at May 31, 2014:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	2.75	1,000,000	$0.16
$0.25	50,000	$0.25	0.41	50,000	$0.25
	1,050,000	$0.16	2.64	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2013:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	3.50	1,000,000	$0.16
$0.25	50,000	$0.25	3.90	50,000	$0.25
	1,050,000	$0.16	3.52	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2012 and 2013	$506,200
Warrants expired	174,399
Balance, May 31, 2014	$680,599

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